Exhibit 99.5

Manulife Financial Corporation 2022 Annual Meeting of Shareholders Notice of availability of Management Information Circular
Manulife is focused on protecting the health and well-being of our employees, clients, and communities. We are actively monitoring COVID-19 developments and the directives from public health and government authorities for group gatherings and physical distancing. This care and concern also extends to our shareholders, which is why we have decided to hold our 2022 annual meeting by live webcast instead of in person. More information and updates on how to attend the meeting will be made available on our website, https://www.manulife.com/en/investors/annual-meeting.html. When: May 12, 2022 11:00 a.m. (Eastern time) Where: Our 2022 annual meeting will be held as a live webcast at https://web.lumiagm.com/463955449. Items of business at the meeting • Receiving the consolidated financial statements and auditors’ reports for the year ended December 31, 2021 (see page 12 of the circular) • Electing directors (see page 15 of the circular) • Appointing the auditors (see page 12 of the circular) • Having a say on executive pay (see page 41 of the circular) Notice-and-access Pursuant to an exemption from the proxy solicitation requirement granted by the Office of the Superintendent of Financial Institutions (Canada), and as permitted by the Canadian Securities Administrators, we are using notice-and-access to deliver our management information circular (“circular”) to our registered and non-registered shareholders. Instead of receving a printed copy of the circular, you are receiving this notice which tells you how to access our circular online. The circular contains information about the meeting, as well as information about our corporate governance practices and executive compensation program. We encourage you to read the circular before voting your shares. If you require a printed version, a copy can be requested from our transfer agent by following the instructions on the reverse side. As a global financial services company, we are taking steps to reduce our environmental footprint, support the transition to a low carbon economy, and invest in climate change mitigation and resilience. Notice-and-access greatly reduces the amount of paper sent to shareholders and is aligned with our focus on sustainability. 1

How to access the circular online Our website: https://www.manulife.com/en/investors/ annual-meeting.html Our transfer agent’s website: www.meetingdocuments.com/ TSXT/MFC On SEDAR: www.sedar.com How to request a paper copy of the circular Go to www.meetingdocuments.com/TSXT/MFC or call our transfer agent, TSX Trust Company (“TSX”), at 1-888 433-6443 (toll free in Canada and the United States) or 416-682-3801 or via email at tsxt-fulfilment@tmx.com. In order to receive the circular in advance of the voting deadline and meeting date, TSX must receive your request no later than 5:00 p.m. (Eastern Time) on Thursday, April 28, 2022. The circular will be mailed within three business days of receiving your request. If you submit your request after the meeting, the circular will be mailed within 10 calendar days of receiving your request. If you have questions about notice-and-access please call TSX at 1-800-783-9495 (Canadian residents), 1-800-249-7702 (US residents) or 416-682-3864. How to vote There are two ways to vote: by proxy before the meeting or online during the meeting. Shareholders are encouraged to vote their shares before the meeting by following the instructions on the proxy form or voting information form included with this notice. The deadline for submitting your vote before the meeting is 5:00pm on Tuesday, May 10, 2022. If you wish to attend and vote online at the meeting, there are additional steps you must take. Please refer to page 8 of the circular for more information on how to vote. Go Digital We want to provide you with information the way you want to receive it. You can choose to receive Manulife Financial Corporation’s meeting materials online instead of in the mail. If you received a proxy form, visit www.tsxtrust.com/ MFCdigital to enrol for electronic delivery. If you received a voting instruction form, visit proxyvote.com and use the control number provided on your voting instruction form to enrol for electronic delivery. Manulife, Manulife & Stylized M Design, and Stylized M Design are trademarks of The Manufacturers Life Insurance Company and are used by it, and by its affiliates, including Manulife Financial Corporation, under license. MP2186603E 03/22 2